UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934*

                       Performance Food Group Company
                               (Name of Issuer)

                                Common Stock
                        (Title of Class of Securities)

                                  713755106
                               (CUSIP Number)

                            Wayne E. Tumlin, Esq.
                      Bernstein, Shur, Sawyer & Nelson
                              100 Middle Street
                                 PO Box 9729
                            Portland, Maine 04104
                               (207) 774-1200
      (Name, Address and Telephone Number of Person Authorized to Receive
                         (Notices and Communications)

                                July 22, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713755106

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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above
    Persons(entities only)

    H.  Allen Ryan

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(2) Check the Appropriate Box if a Member of a Group
    (a)  [ ]
    (b)  [ ]

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(3) SEC Use Only

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(4) Source of Funds

    OO (Merger)

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e) [ ]

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(6) Citizenship or Place of Organization

    United States of America

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                                            (7)    Sole Voting Power
                                                   536,291
Number of                                   --------------------------------
Shares Bene-                                (8)    Shared Voting Power
ficially                                           -0-
Owned by                                    --------------------------------
Each Report-                                (9)    Sole Dispositive Power
ing Person                                         536,291
With                                        --------------------------------
                                            (10)   Shared Dispositive Power
                                                   -0-
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(11) Aggregate Amount of Beneficially Owned by Each Reporting Person
     536,291 shares of common stock

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]

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(13) Percent of Class Represented by Amount in Row (11)
     3.8%

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(14) Type of Reporting Person
     IN

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Item 1.   Security and Issuer
          -------------------

      This Amendment No. 1 supplements the Schedule 13D filed by H. Allen Ryan with the Securities and Exchange Commission on March 3, 1999, relating to the Common Stock, $.01 par value (the "Common Stock"), of Performance Food Group Company (the "Issuer"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given them in the original Schedule 13D. Except as reported herein, there has been no change in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

       Item 5 is amended as follows:

       (a) amending and restating subsection (a) in its entirety as follows:

         As of August 6, 1999, H. Allen Ryan beneficially owns 536,291 shares of the Common Stock, which represents approximately 3.8% of the Common Stock currently outstanding.

       (b) amending and restating subsection (b) in its entirety as follows:

         As of August 6, 1999, H. Allen Ryan has sole power to vote or direct to vote and dispose or direct the disposition of 536,291 shares of the Common Stock.

       (c) amending and restating subsection (c) in its entirety as follows:

         In a series of open market brokerage transactions from May 14, 1999 to July 22, 1999, H. Allen Ryan sold 308,800 shares of Common Stock at prices ranging from $23.6875 to $28 per share for a total of $8,175,089. Additionally, during such period Mr. Ryan gifted 5100 shares of Common Stock to two colleges.

       (e) amending and restating subsection (e) in its entirety as follows:

         On or about July 22, 1999, H. Allen Ryan ceased being a beneficial owner of five percent (5%) or more of the Common Stock

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 11, 1999

                                                /s/ H. Allen Ryan
                                                ---------------------------
                                                H. Allen Ryan, individually